April 14, 2025

Xin Jin
Director and Chief Executive Officer
Antalpha Platform Holding Company
Suntec Tower 2, 9 Temasek Boulevard
#13-01/02/03, Singapore, 038989

       Re: Antalpha Platform Holding Company
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted April 1, 2025
           CIK No. 0002044255
Dear Xin Jin:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 20, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Prospectus Summary
Summary of Risk Factors, page 9

1.     We note your risk factor disclosure at pages 26     27 and 30     32,
respectively, that if
       Bitmain or Northstar are "perceived or deemed to be" China-based companies, they could face significant risks and uncertainties that are inherent in operating in China.
       We also note your disclosures that (i) you are the primary lending partner for Bitmain and that your business is closely tied to Bitmain's operations and financial condition;
       and (ii) Northstar is your primary funding partner, which has historically provided almost all of the funding for the loans you originated. Please revise the "Summary of
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Page 2

       Risk Factors" to disclose the risks attendant to your strategic relationships with
       Bitmain and Northstar and any related risks and uncertainties inherent to operating in
       China that they could face.
Risk Factors
The regulatory environment in mainland China and Hong Kong is complex and evolving..., page 41

2. We note that the second paragraph of this risk factor discusses the PRC government's significant oversight and discretion over the conduct of business in China and its oversight over Hong Kong. Please also discuss the risks attendant to doing business with Bitmain and Northstar in this paragraph. In this regard, we note your risk factor
       disclosure at pages 26     27 and 30     32.
Enforceability of Civil Liabilities, page 87

3. We note your disclosure that a "majority of [y]our directors and executive officers are nationals or residents of jurisdictions other than the United States
.." Please revise to
       clarify whether any of such individuals are located in China or Hong Kong. If so, please identify the relevant individuals and discuss, both here and in a related risk factor, the difficulty of bringing actions against them and enforcing judgments against them. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China or Hong
       Kong, lack of reciprocity and treaties, and cost and time constraints.
4. In your next amendment, to the extent your revised disclosure on enforceability of civil liabilities is based on an opinion of counsel(s) covering each jurisdiction, you should identify counsel and file the consent of counsel as an exhibit to the registration statement. If you did not consult counsel, please state as much and disclose that an opinion was not obtained, as applicable. In this regard, for example, we note your disclosure in the risk factor at page 75 headed, "You may face difficulties in
       protecting your interests   ," that your "management has been advised
that Singapore
       and Hong Kong do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States." Please also make conforming changes to your risk factor disclosure, as applicable.
Business
Our Customers, page 117

5. We note your illustrative case study disclosures of how your customers benefit from your products and services. Please tell us and enhance your disclosures related to
       Customers B and C to clarify how the 538% and 460% increases to these customers'
       original loans, respectively, represent value to them when the increases are related to borrowings owed to you.
Notes to Combined and Consolidated Financial Statements
Note 6. Crypto assets held, page F-23

6. We note your response to prior comment 12 and that with your Reorganization, in your role as agent for Bitcoin loans on behalf of Northstar, via Antalpha Prime, you collect the crypto assets from both parties (i.e. customer and Northstar) and remit
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Page 3

       them to the other party, that the amounts are shown in the rollforward on page F-24 and that at loan inception, the customer will pay collateral in the form of Bitcoin and will receive the loan proceeds in the form of USDT. When the loan is closed, the customer will repay the loan in the form of USDT and will receive back the Bitcoin collateral. Please address the following:
           Revise your disclosure, consistent with your response, to indicate that effective with your Reorganization in your role as agent, you both collect and remit funds to both parties at inception and repayment of the loan. Otherwise, explain to us why this assertion might not be true in conjunction with the bullets that follow.
           Tell us and revise your captions to clarify how "proceeds of amount due to related party" and "repayment of amount due to related party" reflect the customer side of the Bitcoin loan transactions and tell us your consideration for disaggregating and separately presenting them. In your response, tell us how the following are reflected in the rollforward on page F-24, separately telling us each amount for
           2024:
             o receipts and remittances of Northstar funding of loans in USDT;
             o receipts and remittances of customer repayments of loans in USDT;
             o receipts and remittances of Bitcoin collateral to Northstar upon funding of loans; and
             o receipts and remittances of Bitcoin collateral back to customers upon loan repayment.
             Tell us why the two line items addressed in the preceding bullet (i.e., "proceeds of amount due to related party" and "repayment of amount due to related party") are not presented as four line items each for collateral and for loan principal consistent with your presentation for mining machine and hashrate loans that you originate and for the related collateral.
             In your response to the preceding two bullets, tell us whether:
             o proceeds of amounts due to related party of $615.4 million in Bitcoin represents solely amounts received from customers via Antalpha Prime to be remitted Northstar at loan inception or whether it also includes amounts received from Northstar to be repaid to customers upon loan repayment;
             o repayment of amounts due to related party of $615.7 million in Bitcoin represents solely amounts remitted to Northstar via Antalpha Prime received from Northstar's customers at loan inception or whether it also includes amounts remitted to customers upon loan repayment;
             o proceeds of amounts due to related party of $505.2 million in USDT actually represents solely amounts received from Northstar to be remitted to customers via Antalpha Prime at loan inception or whether it also includes amounts received from customers upon loan repayment; and
             o repayment of amounts due to related party of $504.8 million in USDT actually represents solely amounts remitted to customers via Antalpha Prime that were received from Northstar at loan inception or whether it also includes amounts remitted to Northstar upon loan repayment by customers.
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Page 4

        Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or David Lin at 202-551-3552 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Brian V. Breheny, Esq.